EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report Arrangements Law

Pursuant to the descriptions in the Company's Periodic Report for the third quarter of 2016 in respect of the communications chapter in the Economic Plan (Legislative Amendments to Implement the Economic Policy for the 2017 and 2018 Budget Years) Bill, 2016 ("the Arrangements Law") (sections 1.7.4 and 5.1 to the update of the chapter, Description of the Company's Business) and in respect of the Economic Efficiency (Legislation Amendments to Achieve the Budget Targets for 2017 and 2018) Bill, 2016 ("Economic Efficiency Law") concerning the reduction of corporate income tax (Note 5.1 to the Consolidated Financial Statements), an Immediate Report is hereby provided on completion of the above legislative processes and their approval in their second and third readings.

1.	In the Communications Chapter of the Arrangements Law the following arrangements, inter alia, are included:

A.	Communications Infrastructure

The possibility granted to Hot Telecom to use the Company's passive infrastructure will be effective from October 1, 2017, as part of the amendment to the Communications Law in the Arrangements Law, whereby the license holder as the fixed-line operator is obliged to facilitate other fixed-line operators use of its passive infrastructure (excluding the passive infrastructure of the fixed-line operator held by the Israel Electricity Corporation, which it requires for its activity as a vital service provider license holder). This also involves the provision of use of the Company's infrastructure to IBC. This will be at rates to be set by the Minister of Communications with the agreement of the Minister of Finance up until April 1, 2018, with until the said setting of rates, the rates set in the Communications Ordinances (Bezeq and Broadcasts) (Use of Bezeq's fixed-line operator Public Network), 2014 will be applied (see section 1.7.3 of the chapter on the Description of the Company's Business in the Company's 2015 Annual Report). Following the aforementioned setting of the rates, retroactive accounting will take place between the Company and Hot Telecom only.

B.	Broadcasts

The Minister of Communications and the Minister of Finance will be entitled to appoint, by way of a tender, a private operator, who meets the terms stipulated in law, to operate the network of digital stations (in accordance with the Distribution of Broadcasts Using Digital Broadcast Stations, 2012). The Council will also be entitled to grant the said private operator a general broadcasting license using digital broadcasting stations, for the broadcasting of additional channels at its discretion, which will be financed by subscription fees or advertising broadcasts.

Subject to compliance of the said general license holder for broadcasts with the revenues threshold determined by law, the Council will have the authority to grant a special license for the broadcasting of a single channel using digital broadcasting stations; on these licenses will apply certain provisions applicable to the general cable broadcasts license holder and the special license holder for cable broadcasts in accordance with the Communications Law (as applicable), with the required changes and terms set by law. The general license holders above will have an obligation to provide local productions, in gradual rates contingent upon the revenues of the license holders and as a percentage of total revenues from multi-channel TV in that year.

A broadcasting body, whose broadcasts are part of the "open broadcasts" broadcast on digital stations will provide each "content provider"1 with agreement to broadcast its broadcasts over the Internet network without payment, subject to the terms stipulated in the Arrangements Law, including: transfer of broadcasts in real time without cuts or editing, no collection of payment for broadcasts and taking appropriate technological steps to prevent the distribution of the broadcasts outside Israel and/or use of broadcasts transferred by third parties. This arrangement does not relieve the content provider from obtaining permission and from payment of royalties to the copyrights holder and those making "open broadcasts", whether directly or via a broadcasting body. In respect of the commercial channels transferred as part of the "open broadcasts" and for which a license was given to broadcast over the Internet before the start of the Arrangements Law, the start of the said arrangement will be delayed by five years, during which special arrangements will apply, as stipulated in the interim provision in the Arrangements Law.

Part of the Arrangements Bill, which includes the arrangements applicable to sports content (as stipulated in section 5.1 to the update of the chapter, Description of the Company's Business in the Company's Periodic Report for the third quarter of 2016) is separated from the Arrangements Bill, and therefore is not included in the Arrangements Law and will be discussed as part of the regular legislative process. As of this report date, DBS is unable to estimate whether this part will be approved and in what format.

2.	Reduction in corporate income tax rate in accordance with the Economic Efficiency Law

In accordance with the Economic Efficiency Law, the corporate income tax rate will be reduced from 25% to 24% in 2017 and to 23% from 2018 onwards. As stated in the Company's aforementioned Consolidated Financial Statements, as a result of the reduction in corporate income tax as stated, the Company's deferred tax credits will be reduced and on account of this a tax charge of NIS 82 million will be recognized in the Company's Financial Statements for 2016.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

[1]	A "Content Provider" is defined in the Arrangements Law as one whose main activity is the broadcast of a range of content to the Israeli public, on condition that the content broadcast at its initiative, using an interface under its control, whether if the contest broadcast can be seen in real time, simultaneously by the public, or the content can be seen at a time and place upon the viewer's demand.